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                             March 15, 2021

       Robert Alpert
       Chief Executive Officer
       P10, Inc.
       4514 Cole Avenue, Suite 1600
       Dallas, Texas 75205

                                                        Re: P10, Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted February
12, 2021
                                                            CIK No. 0001841968

       Dear Mr. Alpert:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 submitted February 12, 2021

       Prospectus Summary , page 1

   1. Please expand your initial paragraph to explain what you mean when you say that the company is "a
multi-asset class private market solutions provider." Disclose what issues the solutions you
provide are intended to address and what you mean by "specialized investment vehicles"
where you first use the terms. We also note at the bottom of page 1 your reference to
adding new asset class solutions. Please balance that disclosure by clarifying whether or
not you have any current plans in this regard, and discuss any steps involved in order to
add new asset class solutions.
   2. Please explain your basis for the statement that you have a "leading" presence in North
                                                        America. Disclose the
market to which you are comparing the company and the reasons
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P10, Inc. LastNameRobert Alpert
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         that you believe your are a leader in that market.
The Offering, page 18

3. Please also disclose here the Series A Junior Participating Preferred Stock Purchase
         Rights that you are also registering in this offering.
Risk Factors
Our indebtedness and our future indebtedness, page 28

4. Revise the risk factor on page 28 to provide greater specificity with respect to which agreements contain the covenants that may limit future activities. Also, please confirm that you have filed or will file all material debt agreements.
5. Please refer to the risk factor on page 50 pertaining to the risks of being deemed to be an
         "investment company" for purposes of the Investment Company Act of 1940. Please provide us with additional analysis as to why you do not believe that you are an investment company within the meaning of the Act and any exemptions you rely upon.
Use of Proceeds, page 63

6. Please file the Credit and Guaranty Facility with HPS Investment Partners, LLC as an exhibit to the Registration Statement. When the information is available, expand this section to quantify the amounts that will be applied to debt and the uses to which the company expects to apply the remaining proceeds, if any. Please also set forth the interest rate and maturity of the indebtedness to be discharged from the proceeds. If the indebtedness to be discharged was incurred within one year, describe the use of proceeds from such indebtedness other than short-term borrowings used for working capital. Refer to Item 504 of Regulation S-K.
7. In the risk factor on page 26, you state that you intend to expand your business, and may enter into new lines of business. Please disclose separately the amount of proceeds, if any, that you expect to devote to these activities.
Administrative Services Agreement, page 69

8. We note your reference to Enhanced Capital Holdings as having a controlling interest in
         ECP. Please revise to provide additional details regarding Enhanced Capital Holdings including:

                a short description of their business; and
                its relationship with Enhanced Capital Partners, Enhanced Capital Group, P10 or any
              affiliated entities prior and subsequent to the Reorganization Agreement.
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Unaudited Pro Forma Condensed Consolidated and Combined Financial Information Description of ECG and ECP
Reorganization Agreement, page 69

9.       We note your disclosure on page 69 that    ECP also contributed
certain of its own
         permanent capital subsidiaries to Enhanced PC in exchange for a controlling equity
         interest in ECP.    Please revise or reconcile this statement related
to your controlling
         equity interest in ECP to your disclosure on page 85 that states
ECP contributed its
         legacy permanent capital subsidiaries for the remaining 31.25% economic interest and
         100% of the voting interests of Enhanced PC.
10.      We note your disclosure on page 85 that:

                ECG received a 68.75% economic interest and 0% of the voting interest of Enhanced
              PC, and
                ECP received the remaining 31.25% economic interest and 100% of the voting interests of Enhanced PC.

         We also note your disclosure on page 69 that,    the equity interest
obtained by ECG and
         ECP were based on the relative fair value of the assets contributed by
each party.    Please
         revise this disclosure to clarify the nature of the equity interests
obtained     whether
         economic or voting. Otherwise, please explain the meaning of this disclosure.
11.      Please revise to disclose the purpose of the reorganization.
12. We note your disclosure related to the allocation of the consideration paid by P10 to the fair value of the assets acquired and liabilities assumed in the acquisition of ECG and
         ECP.

                Please tell us how you determined the allocation of the consideration. Specifically tell us all the key facts and circumstances related to measuring the fair value of the assets acquired and liabilities assumed of ECG and ECP and how you determined it was appropriate to not ascribe any value to the net assets of EGC s Permanent Capital
              Subsidiaries contributed to Enhanced PC immediately after the acquisition. Please tell us if and how the measurement would have changed had you ascribed value to these Permanent Capital Subsidiaries.
                Please tell us the guidance that supports your determinations to recognize and measure your equity investment in ECP at $1.
                Please tell us if you ascribed any value to ECP   s Permanent
Capital Subsidiaries
              contributed to Enhanced PC immediately after the acquisition. Please tell us if and how the measurement would have changed had you made a different determination related to these Permanent Capital Subsidiaries.
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P10, Inc. LastNameRobert Alpert
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Basis of Pro Forma Presentation, page 70

13. Please revise your disclosure here and elsewhere where you describe your pro forma information (e.g. the Introduction, Note 1, etc.) to clarify that the information only
         includes P10   s acquisition of a non-controlling equity investment in
ECP accounted for as
         an equity method investment.
Unaudited Pro Forma Condensed Consolidated and Combined Statement of operations of P10,
Inc. And Its Subsidiaries For the Nine Months Ended , page 73

14.      Please revise to remove Column F    Management   s Adjustments    from
the face of your
         Unaudited Pro Forma Condensed Consolidated and Combined Statement of Operations.
         Refer to Rule 11-02(a)(7)(ii)(A) of Regulation S-X.
Note 2. Unaudited Pro Forma Condensed Consolidated and Combined Balance Sheet
C), page 77

15. We note your disclosure on page 77 that the acquisition of the equity interests in ECG and
         ECP were negotiated simultaneously for a single purchase price. Please tell us all the facts and circumstances related to the rationale that you were able to negotiate one purchase price for both entities. Please revise to disclose the relationship between ECG and ECP specifically stating if they are related parties or affiliates.
Note 3. Unaudited Pro Forma Condensed Consolidated and Combined Statement of operations
Adjustment 2), page 84

16. We note you have a $3.7 million adjustment for professional fees expected to be incurred.
         It appears that these costs do not meet the criteria to be presented as a Transaction
         Accounting Adjustment. Please revise to present these as a Management Adjustment in the pro forma notes. Refer to Rule 11-02(a) of Regulation S-X. Adjustment 7), page 86

17. Please revise to have separate notes for amounts presented as an Acquisition Transaction
         Adjustment and for amounts presented as a Management Adjustment. Adjustment 8, page 86

18.      Please revise to disclose any uncertainty related to the
collectability of any revenue from
         Enhanced PC given the pro forma losses disclosed on page 85. Refer to Rule 11-
         02(a)(7)(ii)(d) of Regulation S-X.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
91

19.      Please revise your Management   s Discussion and Analysis (MD&A) to
discuss your
         financial condition and changes in financial condition for each of the periods presented as
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P10, Inc. LastNameRobert Alpert
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         required by Item 303(a) of Regulation S-K.
20. We note your disclosure that majority of your revenues are generated through long-term, fixed fee management and advisory contracts with investors for providing investment solutions in various investment vehicles. Please describe your pricing structure as included in fund management fee contracts, advisory service fee contracts, consulting agreements, referral fees, subscriptions and contracts for other services. Please also briefly describe the consulting agreements and other services you provide. Management's Discussion and Analysis, page 91

21. We note your disclosure regarding forward-looking statements. Please note that the
         Private Securities Litigation Reform Act of 1995 safe harbor provisions do not apply to initial public offerings. Refer to Section 27A of the Securities Act. Please either delete any references to the PSLRA or make clear that the safe harbor does not apply to this offering.
Fee-Paying Assets Under Management, or FPAUM, page 97

22. Please revise to include a roll forward, for all periods presented, of fee paying assets under management (FPAUM) presenting significant changes on a gross basis. Please disaggregate the roll forwards by vehicle type, solution or other category if meaningful to understand your business or financial results. Please identify significant trends or concentrations in your FPAUM and discuss the causal factors for the trends. Refer to Item
         303(a)(3) of Regulation S-K.
Revenues, page 97

23. For all periods presented, please quantify the weighted average management fee and include a discussion of any significant trends in your average fee rates.
Business of P10, page 111

24. Please provide a brief description of the principal investment products in each asset class that you offer, as well as the target investor market for each product.
25. Please expand the discussion of your competition to include the information required by
         Item 101(c)(x) of Regulation S-K, including the identity of the principal markets in which you compete, the principal methods of competition and the positive and negative factors pertaining to your competitive position.
 Robert Alpert
P10, Inc.
March 15, 2021
Page 6
Committees of the Board of Directors, page 140

26. From the disclosure in this section, it appears that you will be a controlled company after the offering. Please include disclosure that you will be a controlled company in the prospectus summary, discuss any risk factors related to being a controlled company, and whether the company will utilize any related exemptions to governance rules under exchange listing standards.
Description of Capital Stock, page 156

27. Please also disclose your excusive forum provision in this section. Please also confirm that your amended and restated certificate of incorporation will clarify how or if the exclusive forum provision applies to Securities Act and Exchange Act claims, consistent with the disclosure provided under "Our amended and restated certification of incorporation," at page 52, or tell us how you will inform investors in future filings that the provision does not apply to actions arising under the Exchange
Act.
General

28. Please provide us with supplemental copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the
         Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact the staff member associated with the review of this submission to discuss how to submit the materials, if any, to us for our review.
        You may contact William Schroeder at 202-551-3294 or Michael Volley at 202-551-
3437 if you have questions regarding comments on the financial statements and related matters. Please contact Julia Griffith at 202-551-3267 or Susan Block at 202-551-3267 with any other questions.



FirstName LastNameRobert Alpert                                Sincerely,
Comapany NameP10, Inc.
                                                               Division of
Corporation Finance
March 15, 2021 Page 6                                          Office of
Finance
FirstName LastName